

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 9, 2023

Cliff Baty
Chief Financial Officer
Manchester United plc
Sir Matt Busby Way, Old Trafford
Manchester, England, M16 0RA

> **Re: Manchester United plc**
> **Form 20-F for Fiscal Year Ended June 30, 2022**
> **Filed September 23, 2022**
> **File No. 001-35627**

Dear Cliff Baty:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 20-F for Fiscal Year Ended June 30, 2022

Exhibits 13.1 & 13.2, page 1

1. Please amend your filing to provide revised Section 906 certifications that refer to the correct fiscal year end of June 30, 2022. In doing so, please refile the Form 20-F in its entirety, along with updated certifications that are currently dated and refer to the Form 20-F/A.

       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Aamira Chaudhry at 202-551-3389 or Abe Friedman at 202-551-8298 with any questions.

                             Sincerely,

                             Division of Corporation Finance
                             Office of Trade & Services